Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

DURATA THERAPEUTICS, INC.

at

$23.00 per share plus one non-transferable contractual contingent value right for each share,

which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate per share, if any, upon the achievement of certain milestones by

DELAWARE MERGER SUB, INC.

a wholly owned subsidiary of

ACTAVIS W.C. HOLDING INC.

and an indirect wholly owned subsidiary of

ACTAVIS plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 14, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Actavis W.C. Holding Inc. (“Parent”), an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (which we refer to as “Actavis”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc., a Delaware corporation (which we refer to as “Durata”), at a price of $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share, which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 5, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Durata. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Durata (the “Merger”) as soon as practicable without a vote of the stockholders of Durata in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Durata continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Durata or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive (a) $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus (b) one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive the following cash payments, if any, in each case without interest and without any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity (as defined in the CVR Agreement) to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections, (ii) $1.00 per CVR payable by Parent if, prior to December 31, 2018, any Selling Entity receives approval from the European Medicines Agency (the “EMA”) to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections, and (iii) $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million (the Cash Consideration plus one CVR are referred to collectively herein as the “Offer Price”). As a result of the Merger, Durata will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on November 14, 2014 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Actavis and Durata expects to file by October 20, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following such filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order or with the consent of Parent. The Governmental Entity Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Durata, among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Durata and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that the stockholders of Durata accept the Offer and tender all of their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

October 17, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

October 17, 2014

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Actavis, Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Durata contained herein and elsewhere in the Offer to Purchase has been provided to Actavis, Parent and Purchaser by Durata or has been taken from or is based upon publicly available documents or records of Durata on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Actavis, Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Durata Therapeutics, Inc. (the “Shares”).

Price Offered Per Share	$23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive the following cash payments, if any, in each case without interest and without any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity (as defined in the CVR Agreement) to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections, (ii) $1.00 per CVR payable by Parent if, prior to December 31, 2018, any Selling Entity receives approval from the European Medicines Agency (the “EMA”) to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections and (iii) $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million (the Cash Consideration plus one CVR are referred to collectively herein as the “Offer Price”).

Scheduled Expiration of Offer	End of the day, 12:00 midnight, New York City time, on November 14, 2014, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Delaware Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Actavis W.C. Holding Inc., and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company.

Who is offering to purchase my shares?

Delaware Merger Sub, Inc., or Purchaser, a wholly owned subsidiary of Actavis W.C. Holding Inc., and an indirect wholly owned subsidiary of Actavis plc, or Actavis, is offering to purchase for cash all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Durata. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Actavis” to refer to ACTAVIS plc alone, “Parent” to refer to Actavis W.C. Holding Inc. alone, the term “Purchaser” to refer to Delaware Merger Sub, Inc. alone and the terms “Durata” and the “Company” to refer to Durata Therapeutics, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Durata on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Durata common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Durata. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Durata would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $23.00 per Share net to the seller in cash, plus one CVR per Share, in each case without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

A CVR represents the contractual right to receive cash, without interest thereon and less any applicable withholding taxes, upon the achievement of certain specified milestones. Prior to the effective time of the Merger, Parent will enter into a Contingent Value Right Agreement (the “CVR Agreement”) with a rights agent, selected by Parent and reasonably acceptable to Durata, governing the terms of the contingent consideration. Each CVR represents the right to receive the following cash payments, without interest thereon and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity (as defined in the CVR Agreement) to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections.

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if prior to December 31, 2018, any Selling Entity receives approval from the European Medicines Agency to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections.

•	Each CVR holder will be entitled to receive $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million.

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is it possible that no payments will be payable to holders of Contingent Value Rights?

If none of the milestones above is achieved, no payment will become payable to holders of the CVRs. It is possible that none of the milestones will be achieved, in which case you will receive only the Cash Consideration for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs.

May I transfer my Contingent Value Rights?

The CVRs will not be transferable except:

•	upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee;

•	pursuant to a court order;

•	made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company.

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Are there other material terms of the contingent value rights?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Actavis, Durata, Parent or us. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

See “Section 11 — The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Durata have entered into an Agreement and Plan of Merger, dated as of October 5, 2014 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Durata (the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the stockholders of Durata pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “ Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding in-the-money stock options and restricted stock and repay or refinance certain indebtedness of Durata is approximately $755 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash and proceeds to be received from the existing credit facilities of Parent or its affiliates.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive all amounts payable with respect to the CVRs, which will be paid in cash); and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Cash Consideration in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger and to pay all amounts payable with respect to the CVRs on the payment date(s) applicable thereto.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, 12:00 midnight, New York City time, on November 14, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond March 5, 2015 (the “Outside Date”).

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). However, Purchaser is not required to, and without Durata’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	there have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act (the “HSR Condition”);

•	there is no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (the “Governmental Entity Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of the Company in all material respects with all obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	since the date of the Merger Agreement, no change, state of facts, condition, event, circumstance, effect, occurrence or development has occurred that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”); and

•	Purchaser has received a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Durata, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the Merger Agreement.

See Section 15 — “Conditions of the Offer.”

Have any Durata stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, certain officers and directors of Durata and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of October 5, 2014, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders agree, among other things, subject to certain exceptions, to tender his, her or its Shares, pursuant to the Offer, Shares representing in the aggregate approximately 19% of Durata’s total outstanding Shares as of October 5, 2014, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after December 16, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Durata board of directors think of the Offer?

The board of directors of Durata (which we refer to as the “Durata Board”), among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Durata and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that the stockholders of Durata accept the Offer and tender all of their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Durata.” A more complete description of the reasons for the Durata Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Durata stockholders together with this Offer to Purchase.

If the Offer is completed, will Durata continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we accept for payment all Shares tendered in the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals at least one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Durata pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Durata (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Durata — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On October 3, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.88. On October 16, 2014, the

last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $23.60. The Cash Consideration represents a 66% premium over the October 3, 2014 closing stock price and a 69% premium over the volume weighted average price for the 30 trading days ended October 3, 2014.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Durata will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Durata securities (including the Shares) or set a record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Durata will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive (x) a cash payment, without interest and less the amount of any tax withholding, equal to the product of (i) the total number of Shares underlying such Company Option and (ii) the excess, if any, of the Cash Consideration over the per Share exercise price of such Company Option and (y) one CVR for each Share underlying such Company Option, without interest thereon and less the amount of any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock in the Offer?

Pursuant to the Merger Agreement, each share of restricted stock (“Company Restricted Stock”) that is outstanding immediately prior to the Effective Time will fully vest and the restrictions thereon will lapse, and each such share of Company Restricted Stock will be canceled and converted into the right to receive (x) an amount in cash equal to the Cash Consideration and (y) one CVR, in each case without interest and less the amount of any applicable tax withholding.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at 800-322-2885 or call collect at (212) 929-5550. MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Durata Therapeutics, Inc.:

Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc., a Delaware corporation (the “Company” or “Durata”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 5, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Durata. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Durata (the “Merger”) as soon as practicable without a vote of the stockholders of Durata in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Durata continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Durata or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive (a) $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus (b) one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive the following cash payments, if any, in each case without interest and without any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows: (i) $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity (as defined in the CVR Agreement) to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections, (ii) $1.00 per CVR payable by Parent if, prior to December 31, 2018, any Selling Entity receives approval from the European Medicines Agency (the “EMA”) to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections, and (iii) $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million (the Cash Consideration plus one CVR are referred to collectively herein as the “Offer Price”). As a result of the Merger, Durata will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Durata stock options and restricted stock in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the

Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on November 14, 2014 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Actavis and Durata expects to file by October 20, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following such filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order or with the consent of Parent. The Governmental Entity Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The Durata Board, among other things, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Durata and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of Durata accept the Offer and tender all of their Shares pursuant to the Offer.

A more complete description of the Durata Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Durata (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Durata has advised Parent that, as of October 14, 2014, (i) 26,790,203 Shares were issued and outstanding and (ii) an aggregate of 4,066,083 Shares were reserved for issuance pursuant to outstanding awards and rights under the Durata Stock Incentive Plan or the Amended and Restated 2012 Stock Incentive Plan, of which 4,062,867 Shares were underlying outstanding and unexercised options to purchase Shares (“Company Options”) and 3,216 Shares were underlying unvested awards of restricted stock awarded pursuant to the Durata Stock Incentive Plan or the Amended and Restated 2012 Stock Incentive Plan (“Company Restricted Stock”). Based upon the foregoing, the Minimum Condition would be satisfied if at least 13,396,710 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

In connection with the execution of the Merger Agreement, certain officers and directors of Durata and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of October 5, 2014, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders agree, among other things, subject to certain exceptions, to tender his, her of its Shares, pursuant to the Offer, Shares representing in the aggregate approximately 19% of Durata’s total outstanding Shares as of October 5, 2014, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of the stockholders of Durata.

Certain United States federal income tax consequences of the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Durata will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase, the related Letter of Transmittal and the other related materials contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer will occur on November 17, 2014 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond March 5, 2015 (the “Outside Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Durata, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Durata pursuant to Section 251(h) of the DGCL.

Durata has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the stockholder list of Durata and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and

(iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Cash Consideration for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, Actavis, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the cash consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. A U.S. holder (as defined below in Section 5 — “Material United States Federal Income Tax Consequences”) will not be subject to backup withholding if, assuming the applicable withholding agent has not received notice from the IRS that such backup withholding is otherwise required with respect to such holder, the U.S. holder (i) (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9 certifying that the holder is not subject to backup withholding, the form for which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. holder is exempt from backup withholding tax and (ii) with respect to payments on the CVRs, provides the rights agent with a certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding tax.

A non-U.S. holder (as defined below in Section 5 — “Material United States Federal Income Tax Consequences”) will not be subject to backup withholding if the non-U.S. holder certifies to the applicable withholding agents its exempt status by providing a properly executed IRS Form W-8 (typically, form W-8BEN for individuals or Form W-8-BEN-E for entities). Non-U.S. holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 16, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain (1) U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are exchanged for cash and CVRs in the Offer or Merger, (2) U.S. federal income tax considerations related to the ownership of CVRs by stockholders who receive CVRs in the Offer or the Merger and (3) U.S. federal income tax consequences to U.S. holders (as defined below) of Shares who properly perfect appraisal rights. This summary is for general information only and is not tax advice. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares or CVRs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice as in effect on the date hereof, all of which are subject to differing interpretation and to change, possibly with retroactive effect.

For purposes of this summary, the term “U.S. holder” refers to a beneficial owner of Shares or CVRs, as applicable, that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Shares that is an individual, corporation (or other entity taxable as a corporation), estate or trust and is not a U.S. holder.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares or CVRs, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. Holders that are partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences to them of the Offer and the Merger, the ownership of CVRs and the perfection of appraisal rights, as applicable.

This summary assumes that a holder holds its Shares, and that a holder will hold its CVRs, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income tax that may be relevant to a holder of Shares or CVRs in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks, insurance companies, dealers or traders in securities, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), retirement plans, real estate investment trusts, mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, persons who hold Shares or CVRs as part of a hedge, straddle, constructive sale, conversion or other integrated transaction and persons who acquired their Shares or CVRs pursuant to or in connection with options or other compensation arrangements). In addition, this summary does not address any aspect of state, local, foreign, estate, gift or alternative minimum tax law that may apply to holders of Shares or CVRs.

No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below.

This summary is intended only as a general summary of certain U.S. federal income tax consequences to a stockholder related to the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger, the ownership of CVRs and the perfection of appraisal rights, as applicable, and is not intended to constitute a complete description of all such tax consequences. Stockholders are urged to consult their own tax advisors with respect to the specific tax consequences to them in light of their own particular circumstances, including with respect to any U.S. federal estate, gift and other non-income tax consequences and any state, local or foreign tax consequences of such transactions.

U.S. Holders

Receipt of Cash and CVRs. The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger, as the case may be. The receipt of the CVRs as part of the transaction consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes. Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. holder should treat the transaction as an open transaction for purposes of determining gain or loss. These Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. Although the matter is not free from doubt, Parent intends to treat the transaction as an open transaction for U.S. federal income tax purposes, and, unless otherwise indicated, the remainder of this discussion assumes that the transaction will be so treated. U.S. holders should consult their own tax advisors for further information regarding the treatment of the Offer or the Merger as an open or closed transaction.

Assuming that the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. holder would have no tax basis in the CVRs. Instead, the U.S. holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or Merger, plus the portion of payments on the CVRs not treated as imputed interest, will generally first be applied to reduce a U.S. holder’s adjusted tax basis in the Shares. A U.S. holder will then recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the portion of CVR payments not treated as imputed interest received after the U.S. holder’s adjusted tax basis has been reduced to zero. A U.S. holder will recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such holder’s abandonment of the holder’s CVRs. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

Parent intends to treat a portion of any payment with respect to the CVRs as imputed interest taxable as ordinary income under Section 483 of the Code. The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such holder’s regular method of accounting for U.S. federal income tax purposes.

If, contrary to the discussion above, the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. holder of Shares generally would recognize capital gain or loss, if any, in the same manner as if the transaction were an open transaction, except that a U.S. holder would take into account the “reasonably ascertainable” fair market value of the CVRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized for purposes of calculating gain or loss with respect to the exchange of Shares pursuant to the Merger. A U.S. holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. holder of the CVRs would recover its adjusted tax basis with respect to payments thereon.

Perfection of Appraisal Rights. The above discussion does not apply to U.S. holders of Shares who properly perfect appraisal rights. Generally, a U.S. holder of Shares who perfects appraisal rights with respect to such U.S. holder’s Shares will recognize capital gain or loss equal to the difference between the amount of cash received in exchange for those Shares and such U.S. holder’s tax basis in those Shares, except that a portion of the cash received may be taxable as interest.

Medicare Contribution Tax. A Medicare contribution tax is imposed at the rate of 3.8% on all or a portion of the “net investment income” of U.S. individuals, estates, and trusts with income in excess of applicable thresholds. Net investment income for this purpose will include gain on the disposition of Shares and income with respect to the CVRs, to the extent and at the time included in a Holder’s income for federal income tax purposes.

Non-U.S. Holders

Any gain realized by a non-U.S. holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed in the same manner as a U.S. holder (as described above under “U.S. Holders”), except that if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

As discussed above under “U.S. Holders”, Parent intends to treat a portion of each payment on the CVRs as imputed interest. Parent expects that it or another applicable withholding agent will withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest, unless a non-U.S. holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agents. Although the “portfolio interest exemption” under the Code provides for a complete exemption from withholding on “portfolio interest” if certain conditions are met, it is unclear whether or to what extent the portion of each payment on the CVRs that is treated as imputed interest would be eligible for the portfolio interest exemption. Accordingly, Parent does not intend to treat any portion of such payments as being eligible for the portfolio interest exemption.

FATCA. Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the receipt of the CVRs, if a non-U.S. holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid Form W-8 or W-9, as the case may be. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. A non-U.S. holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

Non-U.S. holders who properly perfect appraisal rights with respect to their Shares should consult their own tax advisors with respect to the U.S. federal income tax consequences of perfecting such appraisal rights.

Information Reporting and Backup Withholding

Payments made to a holder of Shares upon such holder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the cash consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. A U.S. holder will not be subject to backup withholding if, assuming the applicable withholding agent has not received notice from the IRS that such backup withholding is otherwise required with respect to such holder, the U.S. holder (i) (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9 certifying that the holder is not subject to backup withholding, the form for which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. holder is exempt from backup withholding tax and (ii) with respect to payments on the CVRs, provides the rights agent with the certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding tax.

A non-U.S. holder will not be subject to backup withholding if the non-U.S. holder certifies to the applicable withholding agents its exempt status by providing a properly executed IRS Form W-8 (typically, form W-8BEN for individuals or Form W-8-BEN-E for entities). Any interest (including imputed interest) that is paid to a non-U.S. holder generally will be reported to the IRS and to such non-U.S. holder by the applicable withholding agent. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a holder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such holder timely and properly furnishes the required information to the IRS.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER OR THE OWNERSHIP OF CVRS. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DRTX.” Durata advised Parent that, as of October 14, 2014, (i) 26,790,203 Shares were issued and outstanding and (ii) an aggregate of 4,066,083 Shares were reserved for issuance pursuant to outstanding awards and rights under the Durata Stock Incentive Plan or the Amended and Restated 2012 Stock Incentive Plan, of which 4,062,867 Shares were underlying outstanding and unexercised Company Options and 3,216 Shares were underlying unvested awards of Company Restricted Stock.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period, as reported on NASDAQ, and the quarterly cash dividends declared per share for each such quarterly period, since July 19, 2012. Prior to that time, there was no public market for the Shares.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
Third Quarter (beginning on July 19, 2012)	$10.50	$6.68	$—
Fourth Quarter	10.63	6.75	—
Year Ended December 31, 2013
First Quarter	$10.49	$7.08	$—
Second Quarter	9.12	6.65	—
Third Quarter	9.64	7.11	—
Fourth Quarter	13.21	8.44	—
Year Ended December 31, 2014
First Quarter	$16.99	$10.09	$—
Second Quarter	17.74	11.68	—
Third Quarter	18.17	12.50	—
Fourth Quarter (through October 16, 2014)	24.33	11.34	—

On October 3, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.88. On October 16, 2014, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $23.60. The Cash Consideration represents a 66% premium over the October 3, 2014 closing stock price and a 69% premium over the volume weighted average price for the 30 trading days ended October 3, 2014.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Durata will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Durata securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Durata.

Except as specifically set forth herein, the information concerning Durata contained in this Offer to Purchase has been taken from or is based upon information furnished by Durata or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Durata’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Durata, whether furnished by Durata or contained in such documents and records, or for any failure by Durata to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Durata was incorporated under the laws of the State of Delaware on November 4, 2009. Durata’s principal offices are located at 500 West Monroe Street, Suite 3300, Chicago, Illinois 60661 and its telephone number is (312) 219-7000. The following description of Durata and its business has been taken from Durata’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 and is qualified in its entirety by reference to such Form 10-Q.

Durata is a pharmaceutical company focused on the development and commercialization of new therapeutics for patients with infectious diseases and acute illnesses. Durata submitted a new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, on September 26, 2013 for dalbavancin for the treatment of acute bacterial skin and skin structure infections (“ABSSSI”) caused by certain susceptible bacteria. On November 25, 2013, the FDA accepted Durata’s NDA for priority review with an action date of May 26, 2014. On May 23, 2014, the FDA approved Dalvance™ (dalbavancin) for injection for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including methicillin-resistant Staphylococcus aureus. Dalvance is the first and only intravenous antibiotic approved for the treatment of ABSSSI with a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. Sales of dalbavancin in the United States commenced in late July 2014. Dalbavancin is designated as a Qualified Infectious Disease Product (“QIDP”) by the FDA. Dalbavancin’s QIDP designation qualifies it for an additional five years of marketing exclusivity to be added to certain exclusivity periods already provided by the Food, Drug and Cosmetic Act. A Marketing Authorization Application for dalbavancin is under review with the European Medicines Agency, with a decision anticipated in the first half of 2015.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Durata is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Durata’s directors and officers, their remuneration, stock options granted to them, the principal holders of Durata’s securities, any material interests of such persons in transactions with Durata and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 16, 2014. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Durata, that file electronically with the SEC.

8.	Certain Information Concerning Actavis, Parent and Purchaser.

General. Actavis is a public limited company incorporated in Ireland and an indirect parent of Parent. Actavis’ principal executive offices are located at 1 Grand Canal Square, Docklands, Dublin 2, Ireland. The telephone number of Actavis is (862) 261-7000. Actavis is a leading integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and over-the-counter pharmaceutical products.

Parent is a Delaware corporation and an indirect wholly owned subsidiary of Actavis. Parent is primarily a holding company for certain United States assets of Actavis.

Purchaser is a Delaware corporation formed on October 2, 2014, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Durata will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices, which is also Purchaser’s business address, are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. The telephone number at this location is (862) 261-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Actavis, Parent or Purchaser or, to the best knowledge of Actavis, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Actavis, Parent or Purchaser or, to the best knowledge of Actavis, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Actavis, Parent or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Actavis, Parent or Purchaser or, to the best knowledge of Actavis, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Actavis, Parent or Purchaser or, to the best knowledge of Actavis, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Durata (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Actavis, Parent or Purchaser or, to the best knowledge of Actavis, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Durata or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Actavis, Parent, or Purchaser or any of their subsidiaries, to the best knowledge of Actavis, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Durata or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need approximately $755 million to purchase all of the Shares pursuant to the Offer, make payments in respect of Company Options and Company Restricted Stock, fund amounts that will become payable under Durata’s credit agreement with PDL BioPharma, Inc., fund amounts in order to repay a promissory note issued to Pfizer, Inc. and pay the Merger Consideration and consummate the Merger, plus related fees and expenses related to the foregoing. In addition, Purchaser estimates that it would need approximately an additional $147 million to pay the maximum aggregate amount that holders of the CVRs would be entitled to in the event that all milestones are timely achieved. Parent will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Durata and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from available cash and proceeds to be received from the existing credit facilities of Parent or its affiliates.

Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive all amounts payable with respect to the CVRs, which will be paid in cash); and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger and to pay all amounts payable with respect to the CVRs on the payment date applicable thereto.

10.	Background of the Offer; Past Contacts or Negotiations with Durata.

The information set forth below regarding Durata not involving Parent, Purchaser or Actavis was provided by Durata, and none of Parent, Purchaser, Actavis or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser, Actavis or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent, Purchaser or Actavis and representatives of Durata that resulted in the execution of the Merger Agreement. For a review of Durata’s additional activities, please refer to Durata’s Schedule 14D-9 that will be filed with the SEC and mailed to all Durata stockholders.

On September 22, 2014, representatives of Bank of America Merrill Lynch, Durata’s financial advisor (“BofA Merrill Lynch”) contacted Actavis regarding a potential transaction for a pharmaceutical company but did not disclose the name of the company they were representing.

On September 23, 2014, representatives of BofA Merrill Lynch contacted Actavis regarding the potential transaction, and reported that the company they were representing was Durata. Representatives of BofA Merrill Lynch informed Actavis that Durata was negotiating a sale to a third party, that Actavis was being contacted as part of a pre-signing market check and that Durata wanted to seek the highest and best price for an acquisition. Representatives of BofA Merrill Lynch requested that if Actavis were interested in acquiring Durata, it submit a bid by September 29, 2014.

Beginning on September 23, 2014, representatives of Actavis began conducting a detailed due diligence review of public information relating to Durata’s business.

On September 24, 2014, Durata made available to Actavis certain non-public information regarding dalbavancin, including certain forecasts prepared by Durata’s management for dalbavancin in the United States market to treat skin infections and for new indications.

On September 26, 2014, representatives of Actavis held a telephone conference call with Durata’s senior management to discuss the forecasts provided to Actavis and other due diligence questions Actavis posed about Durata’s key product, business and financial prospects.

On September 27, 2014, Actavis submitted a follow-up information request related to Durata’s key product and on September 29, 2014, Actavis submitted a due diligence request through BofA Merrill Lynch.

On the morning of September 30, 2014, Actavis spoke with representatives of BofA Merrill Lynch about a proposal whereby Actavis would acquire Durata for approximately $21.00-$23.00 per Share in cash plus some additional value that may be paid through a CVR. Actavis was told by representatives of BofA Merrill Lynch that if it could offer $23.00 per Share in cash and contingent consideration payments through a CVR in the range of $4.00 to $6.00 per Share in cash, Durata would grant Actavis access to an electronic data room.

In the afternoon of September 30, 2014, Actavis submitted a proposal to representatives of BofA Merrill Lynch whereby Actavis would acquire Durata for $23.00 per Share in cash and a contingent consideration payment of up to $5.00 in cash per Share. The parties agreed that $1.00 per Share of the contingent consideration would be based on receipt of authorization from the FDA to market and sell dalbavancin with approved labeling for a single dose infusion in adult patients and $1.00 per Share of the contingent consideration would be based on receipt of marketing approval from the European Medicines Agency for dalbavancin for the treatment of adult patients with acute bacterial skin and skin structure infections. The parties also agreed that $3.00 per Share of contingent consideration would be based on achieving a certain sales target, and that Durata would subsequently propose such a target.

Also on September 30, 2014, after the conversation between Actavis and representatives of BofA Merrill Lynch concerning the triggers for payment of the contingent consideration, Actavis and its representatives were granted access to a virtual data room that contained business and financial information regarding Durata, and Actavis began conducting a detailed due diligence review of non-public information relating to Durata’s business. Actavis was told by representatives of BofA Merrill Lynch that Durata would like to reach agreement on a transaction with the highest bidder on October 5, 2014.

On October 1, 2014, representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Durata’s legal advisor, provided representatives of Debevoise & Plimpton LLP (“Debevoise”), Actavis’ legal advisor, with a draft merger agreement for the proposed transaction contemplating a transaction effected through a tender offer for all outstanding shares of Durata common stock, with each share of Durata common stock entitled to receive an amount in cash plus one non-transferable contingent value right. The WilmerHale draft proposed, among other things, a termination fee equal to 1.5% of the aggregate Cash Consideration to be payable by Durata to Parent under certain circumstances (the “Durata Termination Fee”) and a three business day “match period” in the event Durata received a superior proposal. WilmerHale also provided a draft tender and support agreement, in which it was contemplated that certain directors, officers and stockholders of Durata would execute in connection with the execution of the merger agreement. Additionally, WilmerHale provided a draft form of contingent value rights agreement, which reflected the parties’ prior agreement on the milestones related to single dose and European Medicines Agency approval, and provided that the $3.00 of contingent consideration would be based on Durata’s achieving cumulative worldwide net revenue of $600 million during the period beginning on January 1, 2016, and ending on December 31, 2017.

On October 2, 2014, Durata and Parent executed a customary confidentiality agreement with respect to a possible transaction, which confidentiality agreement superseded the 2011 Confidentiality Agreement.

Also on October 2, 2014, representatives of Actavis and Durata, as well as representatives of Debevoise, WilmerHale and BofA Merrill Lynch, participated in a telephone conference call to discuss the drafts of the agreements provided by WilmerHale the previous day. The parties also discussed which stockholders would be expected to sign a tender and support agreement.

On October 3, 2014, Debevoise sent revised drafts of the merger agreement, tender and support agreement and form of contingent value rights agreement to WilmerHale. The draft of the merger agreement, among other things, proposed that the size of the Durata Termination Fee be increased to 3.0% of the aggregate Cash Consideration, proposed a five business day “match period” in the event Durata received a superior proposal and proposed a closing condition that holders of shares of Durata’s common stock representing no more than 5% of Durata’s outstanding common stock had exercised (and not withdrawn) their right to seek appraisal for their Shares pursuant to Section 262 of the DGCL.

In the morning of October 4, 2014, WilmerHale sent revised drafts of the agreements to Debevoise. During the course of the day, the parties and their advisors continued to negotiate the terms of the proposed transaction, including the termination fee, the match rights, the level of efforts that Parent would be required to undertake in order to satisfy the HSR Condition, appropriate carve-outs from the definition of “Material Adverse Effect,” whether the closing would be conditioned in any way on Durata’s receipt of demands for appraisal and the level of efforts Actavis would be required to undertake in order to achieve the milestones set forth in the form of contingent value rights agreement.

Following extensive negotiation, Parent agreed to accept Durata’s proposal that the closing not be conditioned in any way on Durata’s receipt of demands for appraisal, and Durata agreed to accept Parent’s proposal for a Durata Termination Fee equal to 3.0% of the aggregate Cash Consideration of the proposed transaction. The parties also agreed on the “match period”, carve-outs to the definition of “Material Adverse Effect” and the level of efforts that would be required of Parent to satisfy the HSR Condition and achieve the CVR milestones.

On October 5, 2014, the board of directors of Actavis met telephonically and, after consideration of the proposed transaction, unanimously approved the Merger Agreement, the related transactions and other related matters. That same day, the boards of directors of Parent and Purchaser approved the Merger Agreement and the related transactions by unanimous written consent.

In the afternoon on October 5, 2014, Durata informed Actavis that it had told the competing bidder that Actavis’ proposal was superior, and that it would be signing a definitive agreement with Actavis that evening.

Also on October 5, 2014, at a meeting of the Durata Board, the Durata Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Durata and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of Durata accept the Offer and tender all their Shares pursuant to the Offer.

Late in the evening on October 5, 2014, Durata, Parent and Purchaser entered into the Merger Agreement and agreed upon the form of the CVR Agreement, and Parent, Purchaser and certain stockholders of Durata entered into the Tender and Support Agreement.

On the morning of October 6, 2014, Durata and Actavis issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release has been filed as Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.

On October 17, 2014, Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with Durata and its directors, officers and stockholders.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or Durata. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Durata to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before October 21, 2014. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on November 17, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Durata’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose additional conditions on the Offer or amend any Offer Condition;

•	waive or amend the Minimum Condition;

•	amend any other term of the Offer in a manner that is adverse to the holders of Shares; or

•	extend the Expiration Date except as required or permitted by the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if any Offer Condition has not been satisfied or waived, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive periods of not more than ten (10) business days each (or such longer period as Parent, Purchaser and Durata may agree), the length of each such period to be determined by Purchaser, in order to permit the satisfaction of the Offer Conditions.

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or other required ancillary documents.

However, Purchaser is not required to extend the Offer beyond the Outside Date and will not extend the Offer beyond the Outside Date without Durata’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within one business day of such termination).

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Durata have agreed to take all necessary action to ensure that the Durata Board immediately prior to the Acceptance Time remains in place until immediately prior to the Effective Time, and that the board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Durata, and the separate existence of Purchaser will cease, and Durata will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Durata have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a vote of Durata’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Durata, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	there is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any governmental entity that is in effect, and no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger; and

•	the CVR Agreement must have been executed by Parent and a rights agent mutually agreeable to Parent and Durata, and be in full force and effect.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Durata as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and cease to exist without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted at the Effective Time into the right to receive (a) $23.00 per Share, net to the seller in cash, without interest and less and applicable withholding taxes, plus (b) one CVR (collectively, the “Merger Consideration”).

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each Company Option that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive (a) a cash payment equal to the product of (i) the total number of Shares underlying such Company Option and (ii) the excess, if any, of the Cash Consideration over the exercise price per Share of such Company Option and (b) one CVR for each Share underlying such Company Option outstanding immediately prior to the Effective Time, in each case without interest and subject to any applicable withholding or other taxes required by applicable law.

Each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will fully vest and the restrictions thereon will lapse, and each such share of Company Restricted Stock will be canceled and converted into the right to receive the Merger Consideration without interest and subject to any applicable withholding or other taxes required by applicable law.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Durata, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Durata to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Durata has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	the absence of undisclosed liabilities;

•	brokers’ fees and expenses;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	the absence of litigation;

•	taxes;

•	permits and licenses and compliance with laws;

•	environmental matters;

•	intellectual property;

•	real property;

•	material contracts;

•	regulatory compliance;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	related party transactions;

•	the opinion of its financial advisor;

•	state takeover statutes;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	third-party manufacturing facilities located in Pisticci, Italy and McPherson, Kansas, which produce DALVANCE™ for the Company; and

•	privacy, data and computer systems.

Some of the representations and warranties in the Merger Agreement made by Durata are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any effect, state of facts, condition, circumstance, change, event, development or occurrence (a) that has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company and its subsidiaries, taken as a whole, or (b) has a material adverse effect on the ability of the Company to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Clause (a) of the definition of “Company Material Adverse Effect” excludes the following, either alone or in combination, from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)	changes in general economic, credit, capital or financial markets or political conditions in the United States, including with respect to interest rates or currency exchange rates;

(ii)	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

(iii)	any hurricane, tornado, flood, volcano, earthquake or other natural disaster;

(iv)	any change after the date hereof in applicable Law or GAAP (or authoritative interpretation or enforcement thereof);

(v)	general conditions in the pharmaceutical industry;

(vi)	the failure, in and of itself, of the Company to meet any internal or published or public projections, forecasts, estimates or predictions (including analyst projections) in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded);

(vii)	any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated thereby;

(viii)	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, or the public announcement thereof (subject to specified exceptions);

(ix)	any action taken by the Company at Parent’s express written request;

(x)	(1) any actions, requests, decisions, findings or determinations by a governmental entity, or any panel or advisory body empowered or appointed thereby, related to an additional new drug application or an amendment or supplement to the existing new drug application submitted by or on behalf of the Company or (2) the failure, denial, adverse determination or withdrawal, in each case in and of itself, of an additional new drug application or an amendment or supplement to the existing new drug application submitted by the Company to any governmental entity (it being understood that (A) the underlying facts giving rise or contributing to such actions, requests, findings, determinations, failures, denials, adverse determinations, withdrawal, amendments or supplements, to the extent adverse to the existing new drug application or the commercialization of DALVANCE™ in the United States and (B) the facts of such actions, requests, findings, determinations, failures, denials, adverse determinations, withdrawal, amendments or supplements, to the extent adverse to the existing new drug application or the commercialization of DALVANCE™ in the United States, may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise included); and

(xi)	the identity of Parent;

except, in the cases of the foregoing clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately adversely affected thereby as compared with other participants in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Durata with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	absence of litigation;

•	ownership of securities of Durata;

•	sufficiency of funds to consummate the Offer and the Merger;

•	broker’s fees and expenses;

•	independent investigation of Durata; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Durata has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Durata’s confidential disclosure letter, Durata will (i) conduct its operations in all material respects according to its ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having material business dealings with the Company and (iii) comply in all material respects with all applicable laws.

Durata has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably conditioned, withheld or delayed), as expressly provided for by the Merger Agreement or as agreed to by the parties and disclosed prior to execution of the Merger Agreement in Durata’s confidential disclosure letter, Durata will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	issue or sell any securities of the Company, other than Shares issuable upon exercise of the options outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	repurchase, redeem or otherwise acquire any securities of the Company or any options, warrants or other rights to acquire any such securities;

•	split, combine or reclassify any Company securities, or declare, set aside, make or pay any dividend or distribution on any shares of any Company securities or set a record date therefor;

•	make acquisitions or dispositions by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or any sale, lease, license, sublicense, encumbrance or other disposition of assets or securities of the Company or any third party;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of the Company, or merge or consolidate with any person;

•	form any subsidiary;

•	enter into, terminate or materially amend or modify specified material contracts;

•	incur indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person;

•	make loans, advances or capital contributions to, or investments in, any other person;

•	change any financial accounting methods, principles or practices;

•	make or change any material tax election, adopt or change any accounting method for tax purposes that has a material effect on taxes, extend the statute of limitations (or file any extension request) relating to material taxes, amend any material tax return or settle or compromise any material tax liability;

•	amend its certificate of incorporation or bylaws or comparable organizational documents of the Company’s subsidiaries;

•	increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors;

•	grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity compensation);

•	enter into any employment, consulting, severance, retention or termination agreement with any of its directors, officers, employees or individual independent contractors;

•	establish, adopt, enter into, amend or terminate any collective bargaining agreement or benefit plan;

•	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors;

•	terminate the employment of certain executive officers, other than for cause;

•	hire any employee or individual independent contractor having total annual compensation in excess of $150,000;

•	incur any capital expenditure or any obligations or liabilities in respect thereof, except according to the Company’s capital expenditure budget and those that do not exceed $100,000;

•	settle any legal proceeding;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company securities or assets or properties in any material respect;

•	enter into any new line of business;

•	enter into any material joint venture, license, alliance, joint promotion, co-marketing or development agreement or arrangement with any other person;

•	relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its rights in material intellectual property;

•	fail to maintain in full force and effect insurance policies covering the Company and its properties, businesses, assets and operations in a form and amount consistent with past practice in all material respects; or

•	authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Durata has agreed to provide Parent, Purchaser and their authorized officers, employees, accountants, investment bankers, counsel and other representatives reasonable access during regular business hours to Durata’s employees, plants, offices, warehouses and other facilities, and its books, contracts, commitments and records, as Parent may reasonably request, subject to customary exceptions and limitations. Durata has also agreed to promptly notify and provide Parent with specified information with respect to Durata’s key product and to reasonably consult with Parent with respect to various matters relating to such key product.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Durata’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Durata’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Durata or listed on the confidential disclosure letter provided by Durata to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Durata’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date hereof; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by Durata for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Reasonable Best Efforts. Each of Durata, Parent and Purchaser has agreed to use its respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable. Each of the Company, Parent and Purchaser agreed to file within ten business days of the Merger Agreement any required submissions under the HSR Act, and use its reasonable best efforts (i) to furnish information required in connection with such submissions under the HSR Act, (ii) to obtain early termination of the waiting period under the HSR Act, (iii) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act and (iv) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity. In addition, the Company, Parent and Purchaser have agreed to cooperate with one another in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments that the Company is a party to or related to the Company’s business in connection with the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and in promptly making any such filings, furnishing information required in connection therewith and seeking to timely obtain any such consents, permits, approvals or waivers.

The Company, Parent and Purchaser have also agreed to: (i) promptly notify the other parties of any communication from a governmental entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed substantive written communication to a governmental entity and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any governmental entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. The Company, Parent and Purchaser also agreed not to participate in any in-person meeting or discussion with any governmental entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances.

Notwithstanding anything to the contrary contained in the Merger Agreement, the parties agreed that nothing in the Merger Agreement will require Parent or Purchaser, in order to obtain any required approval from any governmental entity or any third party, to: (i) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, (ii) agree or consent to conduct of business restrictions or (iii) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, or divestiture, or holding separate, or conduct of business restrictions before or after the Acceptance Time or the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interests therein of Parent, the Company, the Surviving Corporation or any of Parent’s subsidiaries. However, Parent and Purchaser will be required to undertake the actions described in clauses (i) through (iii) above only to the extent (x) such actions are solely related to any business, entity or division thereof, or any assets that Parent or its subsidiaries acquire or agree to acquire after the date of the Merger Agreement and (y) such actions are necessary to obtain the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by the Merger Agreement.

In the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated by the Merger Agreement and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement, each of the Company, Parent and Purchaser have agreed to cooperate with each other, and Parent and Purchaser will use their respective reasonable best efforts, to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement. The Company has also agreed to cooperate fully with Parent in connection with, and has agreed to consult with and permit Parent and its representatives to participate in, the defense of any such litigation, action or proceeding. The Company is not permitted to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed).

Employee Matters. Parent has agreed that, for the period beginning at the Effective Time and ending on the earlier of the one year anniversary of the Effective Time and December 31, 2015 (or, if earlier, the date of termination of the applicable employee), it will, or it will cause the Surviving Corporation to, (i) provide each employee of the Company or any subsidiary of the Company, in each case as of the Effective Time, and each employee who continues as of the Effective Time to be employed by Parent, the Surviving Corporation or any subsidiary of Parent (each, a “Durata Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, that was provided to the Durata Employee immediately prior to the Effective Time and (ii) provide the Durata Employee with other compensation and employee benefits (excluding equity compensation, change-in-control benefits or enhancement to benefits contemplated by the Merger Agreement) that are not materially less favorable in the aggregate than either (at Parent’s discretion) (x) those provided to similarly situated employees of Parent or its subsidiaries or (y) those in effect immediately prior to the Effective Time. Parent has agreed that the Surviving Corporation or other affiliate employing the Durata Employees will pay such employees the bonus for 2014 at the target bonus level (or such higher level as the performance with respect to that bonus provides), with payment to be made in accordance with the Company’s normal practices in February 2015.

Durata Employees will receive service credit for purposes of eligibility, vesting and benefit accrual (solely for purposes of determining accrual of paid time off and, if service-based, any severance) under Parent employee benefit plans that provide benefits to the Durata Employee following the Effective Time to the same extent as the Durata Employee was entitled to credit for such service under a similar Durata employee benefit plan prior to the Effective Time. The Merger Agreement also requires Parent to use commercially reasonable efforts to:

•	cause Durata Employees to be immediately eligible to participate in Parent employee benefit plans to the extent coverage under such a plan replaces coverage under a comparable Durata employee benefit plan in which the Durata Employee participated immediately prior to the Effective Time;

•	cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of Parent employee benefit plans providing medical, dental, pharmaceutical and/or vision benefits to be waived for Durata Employees and their covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under a comparable Durata employee benefit plan; and

•	recognize, or cause to be recognized, any eligible expenses incurred by Durata Employees and their covered dependents under a Durata employee benefit plan during the portion of the plan year prior to the Effective Time to be taken into account under Parent employee benefit plans providing medical, dental, pharmaceutical and/or vision benefits for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to the Durata Employees and their covered dependents for the applicable plan year, as if such amounts had been paid in accordance with the applicable Parent employee benefit plan.

Financing Cooperation. Prior to the Acceptance Time, the Company has agreed to, and has agreed to use reasonable best efforts to cause its officers, employees, consultants and advisors, including legal and accounting advisors to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining any third party debt or equity financing for purposes of financing the Offer and/or the Merger, the fees and expenses incurred in connection therewith, and the other transactions contemplated thereby.

The Company has also agreed to use reasonable best efforts to deliver to Parent and Purchaser at least three business days’ prior to the Acceptance Time, but in no event later than two business days before the Acceptance

Time, a payoff letter with respect to the credit agreement among the Company, certain of the Company’s subsidiaries and PDL BioPharma, Inc. At or prior to the Effective Time (but subject to the Effective Time occurring), the Company will pay off all amounts outstanding (including related fees and expenses) under such credit agreement with PDL BioPharma, Inc. (up to the extent of cash available to the Company at such time). In addition, the Company has agreed to cooperate with Parent to effect the payment of the promissory note issued by the Company to Pfizer, Inc., dated August 18, 2014, subject to the Effective Time occurring and limited to the extent of cash available to the Company at such time.

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement is brought by any stockholder or other holder of any Company securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company is required to promptly notify Parent of such litigation and to keep Parent reasonably informed with respect to the status thereof. The Company has agreed to give Parent the opportunity to participate in the defense of any such litigation, and the Company has agreed to give due consideration to Parent’s advice with respect to such litigation. The Company has agreed not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed), except that Parent will not be obligated to consent to any settlement which does not include full release of Parent and its affiliates or which imposes an injunction or other equitable relief upon Parent or any of its affiliates (including, after the Effective Time, the Surviving Corporation).

No Solicitation. Durata agreed immediately upon execution of the Merger Agreement to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons that may have been ongoing as of the execution of the Merger Agreement with respect to a Takeover Proposal (as defined below) or potential Takeover Proposal (and immediately terminate access by any such person or group to any physical or electronic data rooms relating to a potential Takeover Proposal) and, except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement, Durata agreed not to, and to cause its subsidiaries and its and their directors, officers and employees not to and to direct and use its reasonable best efforts to cause its other representatives not to, directly or indirectly:

(i)	solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal;

(ii)	provide any non-public information concerning the Company or any of its subsidiaries or engage in any discussions with any person who has made or would reasonably be expected to make any Takeover Proposal, or engage in any discussions or negotiations with respect to any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal;

(iii)	approve, support, adopt, endorse or recommend any Takeover Proposal;

(iv)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Takeover Proposal;

(v)	otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations; or

(vi)	resolve or agree to do any of the foregoing.

Durata agreed to promptly instruct upon execution of the Merger Agreement each person that has executed a confidentiality agreement (other than the existing confidentiality agreement between Durata and Parent) relating to a Takeover Proposal or potential Takeover Proposal promptly to return to Durata or destroy all non-public documents and materials relating to the Takeover Proposal or to Durata or its subsidiaries or its or their businesses, operations or affairs furnished by Durata, its subsidiaries or any of their representatives to such person or any of its representatives. Durata has further agreed to enforce, and not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with any such person, except that such standstills may be waived (i) to the extent necessary to permit a person to make, on a confidential basis to the Durata Board, a Takeover Proposal, conditioned upon such person agreeing to disclosure of such Takeover Proposal to Parent, as contemplated by the Merger Agreement and (ii) only if the Durata Board determines in good faith (after consultation with outside legal counsel) that the failure of the Durata Board to take such action would be inconsistent with its fiduciary duties under applicable Law.

Notwithstanding the above limitations, the Company and its representatives may in any event seek to clarify and understand the terms and conditions of any inquiry or proposal made by a person solely to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below).

Also, notwithstanding the above limitations, if Durata receives prior to the Acceptance Time a bona fide written Takeover Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement which the Durata Board determines in good faith, after consultation with Durata’s outside legal and financial advisor, constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action (as described below) would be inconsistent with its fiduciary duties under applicable law, Durata may take the following actions:

(x)	furnish information to the third party making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement (as defined below) (provided, that substantially concurrently Durata makes available any non-public information to Parent to the extent such information was not previously made available to Parent and that Durata takes reasonable steps to safeguard any commercially sensitive non-public information); and

(y)	engage in discussions or negotiations with the third party regarding such Takeover Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Durata must receive from the third party an executed confidentiality and standstill agreement with terms no less favorable to Durata in any respect than the confidentiality agreement between Durata and Parent (an “Acceptable Confidentiality Agreement”). In addition, prior to or concurrently with Durata taking such actions as described in clauses (x) and (y) above, Durata is required to provide written notice to Parent of the required determination of the Durata Board as described above, together with the identity of the person or group making such Takeover Proposal.

Durata is required to notify Parent promptly (but in any event within 24 hours) of the receipt of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Takeover Proposal, or any initial request for non-public information concerning the Company from any person who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, and provide to Parent the identity of any third party making such inquiry, proposal or offer, the material terms and conditions thereof and the nature of such request, and thereafter keep Parent reasonably informed on a prompt and timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms thereof. Durata is required to promptly (and, in any event, within 24 hours) provide Parent with copies of all written requests, proposals or offers, including proposed agreements, and oral summaries of any oral requests, proposals or offers, received by Durata or that Durata delivers to any person making a Takeover Proposal.

“Takeover Proposal” means any proposal or offer from any person or group providing for:

•	any direct or indirect acquisition, purchase or license, in a single transaction or a series of related transactions, of (i) 20% or more of the consolidated assets of Durata, or (ii) Shares or any other Durata securities, which together with any other Durata securities beneficially owned by such person or group, would represent 20% or more of the outstanding Shares;

•	any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 20% or more of the outstanding Shares;

•	any merger, consolidation, business combination, share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 20% or more of the aggregate voting power of Durata or of the surviving entity in a merger or the resulting direct or indirect parent of Durata or such surviving entity or 20% or more of the consolidated assets of Durata; or

•	any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving Durata.

“Superior Proposal” means any bona fide written Takeover Proposal received after the date of the Merger Agreement that, if consummated, would result in a person or group owning, directly or indirectly, more than 50% of the outstanding Shares or more than 50% of the consolidated assets of Durata, in either case which the Durata Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms and (ii) if consummated, would be more favorable to the stockholders of Durata from a financial point of view than the Offer and the Merger, in each case taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement and the agreements contemplated by the Merger Agreement proposed by Parent pursuant to the terms thereof).

Nothing in the Merger Agreement will prohibit Durata or the Durata Board from taking and disclosing to Durata’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Durata Board (after consultation with outside legal counsel), failure to do so would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable law, or otherwise violate its obligations under applicable law. However, Durata will not be permitted to effect an Adverse Recommendation Change (as defined below) without complying with its obligations described in “— Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the Durata Board has determined to recommend that the stockholders of Durata accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Durata Board recommendation.” The Durata Board also agreed to include the Durata Board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Durata Board nor any committee thereof may:

(i)	withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), the Durata Board recommendation or the findings or conclusions of the Durata Board referred to in the Merger Agreement;

(ii)	approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal;

(iii)	cause or permit Durata or any of its subsidiaries to execute or enter into, any agreement related to any Takeover Proposal or requiring Durata to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement, except for any Acceptable Confidentiality Agreement;

(iv)	publicly propose or announce an intention to take any of the foregoing actions;

(v)

following the date any Takeover Proposal or any material modification thereto is first made public or sent or given to the stockholders of the Company, fail to issue a press release stating that the Durata

Board recommendation has not changed within three business days following Parent’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto); or

(vi)	fail to include the Durata Board recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in the foregoing paragraphs (i) through (vi) is referred to as an “Adverse Recommendation Change”).

Durata and Parent have agreed that a customary “stop, look and listen” communication by the Durata Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not, in and of itself, constitute an Adverse Recommendation Change.

However, at any time prior to the Acceptance Time, the Durata Board may, subject to compliance with other provisions summarized under “— No Solicitation” and “— Changes of Recommendation” above, effect an Adverse Recommendation Change (1) in response to a Superior Proposal or (2) in response to an Intervening Event (as defined below). However, such action may only be taken if:

(i)	the Durata Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(ii)	in the case of a Superior Proposal, the Durata Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the applicable Takeover Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal;

(iii)	Durata has provided prior written notice to Parent, at least four business days prior to taking the applicable action referred to above of its intent to take such action and specifying the reasons therefor (including, in the case of a Superior Proposal, the terms and conditions of any Superior Proposal that is the basis for the proposed Adverse Recommendation Change and identity of any third party making such Superior Proposal, together with copies of any agreement to be entered into giving effect to such Superior Proposal and any other material documents related thereto) (a “Notice of Intended Recommendation Change”); and

(iv)	Durata has complied with the following additional covenants:

•	if such Adverse Recommendation Change is being made with respect to a Superior Proposal:

•	if desired by Parent, after providing any such Notice of Intended Recommendation Change, Durata is required to, and is required to cause its directors, officers and employees to and is required to direct and use its reasonable best efforts to cause its other representatives to, negotiate with Parent in good faith during any such four business day period regarding any proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such four business day period (as it may be extended pursuant to the following proviso) the Durata Board again makes the determinations described in paragraphs (i) and (ii) above with respect to such Superior Proposal; and

•	in the event that there is any material amendment to the terms of any such Superior Proposal (including any revision in the amount, form or mix of consideration Durata’s stockholders would receive as a result of the Superior Proposal), Durata is required to provide Parent with notice of such material amendment and there will be a new two business day period following such notification during which the Company will negotiate with Parent or otherwise comply again with the requirements of the preceding bullet and the Durata Board will not be allowed to make an Adverse Recommendation Change prior to the end of any such period as so extended; and

•	if such Adverse Recommendation Change is being made with respect to an Intervening Event:

•	it must be made as a result of an event, fact, development or occurrence that materially affects the business, assets or operations of Durata (other than any event, fact, development or occurrence resulting from a material breach of the Merger Agreement by Durata) that was not known to, or reasonably foreseeable by, the Durata Board as of the date of the Merger Agreement and becomes known to the Durata Board after such date and prior to the Acceptance Time (an “Intervening Event”). However, the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof will not constitute an Intervening Event; and

•	during any such four business day period, if desired by Parent, Durata is required to, and is required to cause its directors, officers and employees to and direct and use its reasonable best efforts to cause its other representatives to, negotiate with Parent in good faith during any such four business day period regarding any proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such four business day period the Durata Board again makes the determinations described above with respect to such Intervening Event.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Durata;

•	by either Durata or Parent, if prior to the Acceptance Time any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger and such order, injunction, decree or other action that has become final and non-appealable; provided, that this termination right is not available to any party whose failure to perform in any material respect any covenants and agreements of such party under the Merger Agreement has primarily caused such order, injunction, decree or action;

•	by either Durata or Parent, if the Acceptance Time has not occurred on or before March 5, 2015 (the “Outside Date”); provided, however, that this termination right will not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party under the Merger Agreement has resulted in the failure of the Acceptance Time to occur on or before the Outside Date (an “Outside Date Termination”);

•	by Parent, at any time prior to the Acceptance Time, if there has been any breach of or inaccuracy in any of Durata’s representations or warranties or Durata has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of certain Offer Conditions relating to Durata’s representations, warranties and covenants, and (ii) is not capable of being cured or is not cured within thirty business days following Parent’s delivery of written notice to Durata of such breach or failure to perform; provided that Parent cannot exercise this termination right if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements such that Durata has the right to terminate the Merger Agreement pursuant to the next paragraph (a “Durata Breach Termination”);

•	by Durata, at any time prior to the Acceptance Time, if there has been any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger, and (ii) is not capable of being cured or is not cured within thirty business days following Durata’s delivery of written notice to Parent of such breach or failure to perform; provided that Durata cannot exercise this termination right if Durata is then in material breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to the foregoing paragraph;

•	by Parent, at any time prior to the Acceptance Time, in the event that any of the following has occurred: (i) an Adverse Recommendation Change; (ii) a tender or exchange offer relating to securities of Durata has been commenced and Durata has not publicly announced, within five business days after the commencement of such tender or exchange offer, that Durata recommends rejection of such tender or exchange offer; or (iii) a material breach of the non-solicitation provisions of the Merger Agreement (an “Adverse Recommendation/Breach Termination”);

•	by Durata, at any time prior to the Acceptance Time, if the Durata Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms of the Merger Agreement, in order to enter into an Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that the concurrent payment of the Durata Termination Fee (described below) is a condition to the right of Durata to exercise this termination right (a “Superior Proposal Termination”); or

•	by Durata, if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the time period specified in the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any directors, officers, stockholders, employees, agents, consultants or representatives or any lender or other provider of financing to Parent) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Durata Termination Fee” below, and (ii) nothing in the Merger Agreement (including the payment of the Durata Termination Fee) will relieve any party of liability for fraud or any “willful breach” of any representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination. Willful breach is defined in the Merger Agreement to mean an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Durata Termination Fee. Durata has agreed to pay Parent a termination fee of $20,200,000 in cash (the “Durata Termination Fee”) if:

•	(i) after the date of the Merger Agreement, a Takeover Proposal shall have become publicly known, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or Durata pursuant to an Outside Date Termination, or (B) by Parent pursuant to a Durata Breach Termination and (iii) within nine months of such termination, the Durata Board approves or recommends any Takeover Proposal (regardless of when made), Durata or any of its subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated. However, for purposes of determining if the Durata Termination Fee is payable, the term “Takeover Proposal” has the meaning described in “— No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”;

•	if this Agreement is terminated by Parent pursuant to an Adverse Recommendation/Breach Termination; or

•	if this Agreement is terminated by Durata pursuant to a Superior Proposal Termination.

In the event Parent receives the Durata Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, and neither Parent nor any of its affiliates will be entitled to bring or maintain any other legal proceeding against the Company or any of its affiliates arising out of the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination, subject to the provisions regarding fraud and “willful breach” described in “— Effect of Termination” above. In no event will Durata be required to pay the Durata Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Parent has agreed to reimburse Durata for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Durata and its representatives in connection with their respective obligations pursuant to the Financing cooperation provisions contained in the Merger Agreement.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into the Support Agreement with certain funds affiliated with Domain Associates and Canaan Partners, Paul R. Edick, Richard U. De Schutter, Corey N. Fishman, Michael W. Dunne, John Shannon, Brenton K. Ahrens, Kevin C. O’Boyle, Lisa M. Giles, Paul A. Friedman, Nicole Vitullo and Wendy Yarno, all of which collectively own approximately 19% of the outstanding Shares as of October 5, 2014.

Pursuant to the Support Agreement, each Supporting Stockholder (other than Paul R. Edick, John Shannon and Richard U. De Schutter) has agreed to tender in the Offer all Shares (including any and all Shares acquired by such Supporting Stockholder upon the exercise of options to purchase Shares after the date of the Support Agreement) beneficially owned by such Supporting Stockholder. In addition, the Supporting Stockholders have agreed that, during the time the Support Agreement is in effect, at any meeting of Durata stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	against any action or agreement that is intended or would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Durata contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement or (b) result in any of the Offer Conditions not being satisfied on or before the Outside Date;

•	against any change in the Durata Board; and

•	against any Takeover Proposal and against any other action, agreement or transaction involving Durata that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

Each of Paul R. Edick, John Shannon and Richard U. De Schutter has agreed not to exercise any options to purchase Shares except with Parent’s prior written consent.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any outstanding options to purchase Shares), including restrictions on transfer, and agreed to comply with specified non-solicitation provisions.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of such Supporting Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Durata’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or changes the form of consideration or the Milestones, Milestone Payment Dates or Milestone Payment (as each is defined in the CVR Agreement) in a manner adverse to the stockholders of Durata or (d) the mutual written consent of Parent and such Supporting Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(3) of the Schedule TO.

CVR Agreement

Prior to the Acceptance Time, Parent will enter into the CVR Agreement with a rights agent mutually agreeable to Parent and Durata governing the terms of the CVRs. The former holders of Shares, Company Options and Company Restricted Stock will be entitled to receive one CVR for each Share acquired by Purchaser in the Offer or converted into the right to receive the Merger Consideration (or, in the case of Company Options and Company Restricted Stock, for each Share that would have been issuable upon the exercise or vesting thereof). Each CVR represents the right to receive the following cash payments, if any, without interest thereon and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, any Selling Entity (as defined in the CVR Agreement) receives approval from the European Medicines Agency to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections.

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections.

•	Each CVR holder will be entitled to receive $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net revenues of dalbavancin and do not necessarily reflect anticipated net revenues of dalbavancin. There can be no assurance that such levels of net revenues will occur or that any or all of the payments in respect of the CVRs will be made.

Additionally, Parent and each other Selling Entity have agreed to use commercially reasonable efforts to: (i) commercialize and sell dalbavancin during the period beginning on January 1, 2016, and ending on December 31, 2017; (ii) obtain approval by the European Commission of a “marketing authorisation application” through the centralized procedure, to market and dalbavancin for the treatment of adult patients with acute baterial skin and skin structure infections in the Euopean Union; and (iii) (A) complete Durata’s existing Phase 3b clinical trial to evaluate the efficacy and safety of a single dose of dalbavancin infused in adult patients with ABSSSI caused by susceptible Gram-positive bacteria (the “Single Dose Study”), as well as all activities related to completing the Single Dose Study, filing the related supplemental “new drug application” and receiving the required approvals to permit the marketing and sale of dalbavancin with approved labeling for a single dose (the “Single Dose Milestone”), and (B) file and seek approval for such applications for approval from the FDA as are necessary to achieve the Single Dose Milestone, including filing a supplemental “new drug application” in respect thereof.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement and set forth below:

•	upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee;

•	pursuant to a court order;

•	made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a form of which is filed as Exhibit (d)(2) of the Schedule TO.

Confidentiality Agreement

On October 2, 2014, Durata and Parent entered into a customary confidentiality agreement in connection with a possible transaction involving Durata. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Durata furnished by Durata to Parent or its representatives.

12.	Purpose of the Offer; Plans for Durata.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Durata. The Offer, as the first step in the acquisition of Durata, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Durata or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Durata. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Durata.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Durata before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Durata in accordance with Section 251(h) of the DGCL.

Plans for Durata. As soon as practicable after the consummation of the Merger, Actavis will integrate the business, operations and assets of Durata with Actavis’ existing business. The common stock of Durata will be delisted and no longer be quoted on NASDAQ.

To the best knowledge of Actavis, Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Durata, on the one hand, and Actavis, Parent,

Purchaser or Durata, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Durata entering into any such agreement, arrangement or understanding.

It is possible that certain members of Durata’s current management team will enter into new employment arrangements with Durata after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Durata Therapeutics, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Durata to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Durata to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Durata to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Durata, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Durata and persons holding “restricted securities” of Durata to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Durata to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Durata will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Durata securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a)	there have not been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent one Share more than one half of all Shares then outstanding;

(b)	any waiting period (and any extension thereof) applicable to the Offer under the HSR Act has not terminated or expired prior to the Expiration Date; or

(c)	any of the following events exist:

(i)	any law or order, injunction or decree has been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, or any governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger;

(ii)	Durata and Parent have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

(iii)

(A) any of the representations and warranties of Durata set forth in Sections 4.01 (other than the second and fourth sentence thereof), 4.03 or 4.06(a) of the Merger Agreement (relating to organization and qualification, authority to enter into the Merger Agreement, the actions of the Durata Board, and the absence of certain changes) are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties of Durata set forth in Section 4.02 of the Merger Agreement (relating to capitalization) are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost to Durata, Parent and their affiliates, individually or in the aggregate, of more than $1.5 million (measured solely by reference to the Cash Consideration, without regard to amounts related to any CVR), (C) any of the representations and warranties of Durata set forth in the fourth sentence of Section of 4.01, Section 4.08, Section 4.21, Section 4.22 or Section 4.23 of the Merger Agreement (relating to brokers and certain expenses, the opinion of Durata’s financial advisors, the inapplicability of certain state takeover statutes, and Rule 14d-10 matters) are not true and correct in all material respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (D) any representations and warranties of Durata set forth in the Merger Agreement (other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iii)(D), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Effect;

(iv)	Durata has failed to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;

(v)	since the date of the Merger Agreement, there has occurred any change, state of facts, condition, event, circumstance, effect, occurrence or development that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; or

(vii)	Purchaser has failed to receive a certificate of Durata executed by its chief executive officer or the chief financial officer, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii), (c)(iv) and (c)(v) above have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. However, without the consent of Durata, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the terms of the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Durata with the SEC and other information concerning Durata, we are not aware of any governmental license or regulatory permit that appears to be material to Durata’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Durata’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material

(“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Actavis, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. Each of Parent and Durata expect to file by October 20, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Assuming such filings will be made on October 20, 2014, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 4, 2014, unless earlier terminated by the FTC and the Antitrust Division, Parent and Durata elect to withdraw and re-submit their Premerger Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Durata is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Durata’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Durata from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. Once the HSR Act waiting period applicable to the Offer expires or is terminated, any purchases by Parent of Shares of Durata, whether made pursuant to the Offer or not, will be covered for a one-year period following the expiration or termination of the HSR Act waiting period applicable to the Offer. No additional filings will be required under the HSR Act.

The FTC or the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Durata. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Durata, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Durata is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Durata Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Durata, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Durata (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Durata will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Durata. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Durata will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Durata in accordance with Section 251(h) of the DGCL.

Certain Litigation. On October 10, 2014, a putative stockholder class action complaint, captioned Warren Campbell v. Durata Therapeutics, Inc., et al., No. 10222 (Del. Ch. Ct.), was filed against Durata, the Durata Board, Parent, and others in Delaware Chancery Court. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger and that Parent and Durata aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.

Also on October 10, 2014, another putative stockholder class action complaint, captioned Shiva Stein v. Durata Therapeutics, Inc., et al., No. 2014-CH-16430 (Ill. Cir. Ct.), was filed against Durata, the Durata Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger and that Durata, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Durata stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	the stockholder must deliver to Durata a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9 (which date of mailing is October 20, 2014), which demand must reasonably inform Durata of the identity of the stockholder;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares of record from the date of making the demand through the Effective Time.

The foregoing summary of the rights of Durata’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Durata has advised Purchaser that it will file no later than October 17, 2014 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Durata Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Durata” above.

Delaware Merger Sub, Inc.

October 17, 2014

SCHEDULE I — INFORMATION RELATING TO ACTAVIS, PARENT AND PURCHASER

Actavis

The following table sets forth information about Actavis’ directors and executive officers as of October 17, 2014. The current business address of each person is c/o Actavis plc, 1 Grand Canal Square, Docklands, Dublin 2, Ireland, and the business telephone number is (862) 261-7000.

Name	Age	Citizenship	Position
Paul M. Bisaro	54	US	Executive Chairman
Brent L. Saunders	44	US	Chief Executive Officer & President
Robert A. Stewart	47	US	Chief Operating Officer
R. Todd Joyce	56	US	Chief Financial Officer — Global
David A. Buchen	50	US	EVP, Commercial, North American Generics and International
Bill Meury	46	US	EVP, Commercial, North American Brands
Charles M. Mayr	57	US	Chief Communications Officer — Global
A. Robert D. Bailey	51	US	Chief Legal Officer and Corporate Secretary
Albert Paonessa III	51	US	President — Anda, Inc.
Karen Ling	51	US	Chief Human Resources Officer
James C. D’Arecca	43	US	Chief Accounting Officer
Nesli Basgoz, M.D.	57	US	Director
James H. Bloem	64	US	Director
Christopher W. Bodine	59	US	Director
Christopher J. Coughlin	62	US	Director
Tamar D. Howson	66	US	Director
John A. King, Ph.D	65	Ireland	Director
Catherine M. Klema	56	US	Director
Jiri Michal	63	Czech Republic	Director
Patrick J. O’Sullivan	73	Ireland	Director
Ronald R. Taylor	66	US	Director
Andrew L. Turner	67	US	Director
Fred G. Weiss	73	US	Director

Executive Officers and Directors of Actavis

Mr. Bisaro has served as Executive Chairman of Actavis since July 2014 and as Actavis’ chairman of the Board of Directors since October 2013, prior to which he served on the Board of Directors of Actavis, Inc. since September 2007. He served as Chief Executive Officer of Actavis from September 2007 to July 2014. Prior to joining Actavis, Mr. Bisaro was President, Chief Operating Officer and a member of the Board of Directors of Barr Pharmaceuticals, Inc. (“Barr”) from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr and from 1997 to 1999 served in various additional capacities including Senior Vice President — Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds from 1989 to 1992. Mr. Bisaro also currently serves on the Boards of Visitors of the Catholic University of America’s Columbus School of Law and Zimmer Holdings, Inc. Mr. Bisaro received his undergraduate degree in General Studies from the University of Michigan in 1983 and a Juris Doctor from Catholic University of America in Washington, D.C. in 1989.

Mr. Saunders assumed the role of Chief Executive Officer and President of Actavis in July 2014. He previously served as Chief Executive Officer and President of Forest Laboratories, Inc. (“Forest”) and had served as a Director of Forest since 2011. Prior to joining Forest, he served as the Chief Executive Officer and board member of Bausch + Lomb Incorporated from March 2010 until August 2013. Mr. Saunders served as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of Global Consumer Health Care.

He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for its $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a co-founder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. He received a B.A. from the University of Pittsburgh, an M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law.

Mr. Stewart was appointed President, Global Operations on April 27, 2012. As President, Global Operations, Mr. Stewart is responsible for managing Actavis’ Anda, Inc. distribution business, in addition to Global Operations. He had served as Executive Vice President, Global Operations, since August 2010. He joined Actavis in November 2009 as Senior Vice President, Global Operations. Prior to joining Actavis, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2002 until 2009 where he most recently served as Divisional Vice President, Global Supply Chain. From 2005 until 2008, he served as Divisional Vice President, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations as well as Director of Operations for Abbott’s Whippany plant. Prior to joining Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management / Finance in 1994 from Fairleigh Dickinson University.

Mr. Joyce has served as Chief Financial Officer — Global of Actavis since April 27, 2012. Mr. Joyce had served as Executive Vice President, Chief Financial Officer since March 2011. He had previously served as Senior Vice President, Chief Financial Officer of Actavis from October 2009 to March 2011. Mr. Joyce joined Actavis in 1997 as Corporate Controller, and was named Vice President, Corporate Controller and Treasurer in 2001. During the periods October 2006 to November 2007 and from July 2009 until his appointment as Chief Financial Officer, Mr. Joyce served as interim Principal Financial Officer of Actavis. Prior to joining Actavis, Mr. Joyce served as Vice President of Tax from 1992 to 1996 and as Vice President of Tax and Finance from 1996 until 1997 at ICN Pharmaceuticals. Prior to ICN Pharmaceuticals, Mr. Joyce served as a Certified Public Accountant with Coopers & Lybrand and Price Waterhouse. Mr. Joyce received a B.S. in Business Administration from the University of North Carolina at Chapel Hill in 1983 and a M.S. in Taxation from Golden Gate University in 1992.

Mr. Buchen was appointed Chief Legal Officer — Global and Secretary on April 27, 2012. He also serves as Secretary to Actavis’ Board of Directors. Mr. Buchen had served as Executive Vice President, General Counsel and Secretary since March 2011. He had served as Senior Vice President, General Counsel and Secretary from November 2002 to March 2011. From November 2000 to November 2002, Mr. Buchen served as Vice President and Associate General Counsel. From February 2000 to November 2000, he served as Vice President and Senior Corporate Counsel. From November 1998 to February 2000, he served as Senior Corporate Counsel and as Corporate Counsel. He also served as Assistant Secretary from February 1999 to November 2002. Prior to joining Actavis, Mr. Buchen was Corporate Counsel at Bausch & Lomb Surgical (formerly Chiron Vision Corporation) from November 1995 until November 1998 and was an attorney with the law firm of Fulbright & Jaworski, LLP. Mr. Buchen received a B.A. in Philosophy from the University of California, Berkeley in 1985, and a Juris Doctor with honors from George Washington University Law School in 1989.

Mr. Meury was appointed Executive Vice President, Commercial, North American Brands effective July 1, 2014. Prior to joining Actavis, he served as Executive Vice President, Sales and Marketing, of Forest. He joined Forest in 1993 and held positions in Marketing, New Products, Business Development, and Sales. Most recently, as Executive Vice President, Sales and Marketing, Mr. Meury oversaw the activities of several departments including Product Management, Market Research, and Commercial Assessments, as well as Forest’s Global Marketing and Early Commercialization groups. Mr. Meury directed 10 product launches during his tenure at Forest. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He has a B.S. in Economics from the University of Maryland.

Mr. Mayr was appointed Chief Communication Officer — Global on April 27, 2012. Mr. Mayr joined Actavis as Senior Vice President, Corporate Affairs in September 2009. Prior to joining Actavis, Mr. Mayr operated advertising and public relations consulting company, serving such clients as Actavis, the Generic Pharmaceuticals Association, Barr Pharmaceuticals, Inc. and a variety of professional associations and consumer products and service companies. Prior to starting his consultancy business, he served as director of corporate communications for Barr. Prior to joining Barr, he served as director of global communications for Sterling Drug Inc., the global brand and consumer health products pharmaceutical subsidiary of Kodak. Mr. Mayr began his career as a broadcast and print journalist and has a B.A. in journalism from New York University.

Mr. Bailey was appointed Chief Legal Officer and Corporate Secretary effective July 1, 2014. Previously, Mr. Bailey served as Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of Forest. He previously served from 2007 to 2013 as Executive Vice President, Law, Policy and Communications at Bausch + Lomb. Before joining Bausch + Lomb in 1994, Mr. Bailey was an attorney at Nixon Peabody (formerly Nixon Hargrave Devans & Doyle). Mr. Bailey received his law degree from the University of Minnesota and his undergraduate degree from St. Olaf College in Northfield, MN.

Mr. Paonessa has served as Executive Vice President, Chief Operating Officer of Anda, Actavis’ Distribution company following its acquisition of Andrx. Mr. Paonessa was appointed Anda Executive Vice President and Chief Operating Officer in August 2005 and had been with Anda since Andrx acquired VIP in March 2000. From March 2000 through January 2002, Mr. Paonessa was Vice President, Operations of VIP. In January 2002, he became Vice President, Information Systems at Anda and in January 2004 was appointed Senior Vice President, Sales at Anda. Mr. Paonessa received a B.A. from Bowling Green State University in 1983.

Ms. Ling was appointed Chief Human Resources Officer effective July 1, 2014. Prior to joining Actavis, Ms. Ling served as Senior Vice President and Chief Human Resources Officer for Forest. Ms. Ling joined Forest in January 2014 from Merck & Co., Inc., where she served as Senior Vice President, Human Resources, for the company’s Global Human Health and Consumer Care businesses worldwide. Prior to that role at Merck, she was Vice President, Compensation and Benefits. Before Merck, Ms. Ling was Group Vice President, Global Compensation & Benefits at Schering-Plough. She also spent 14 years at Wyeth in various positions of responsibility in human resources as well as in Wyeth Pharmaceutical’s Labor and Employment Department. Prior to joining Wyeth, Ms. Ling practiced corporate law with Goldstein and Manello, P.C. in Boston. Ms. Ling holds a B.A. from Yale University and a J.D. from Boston University School of Law.

Mr. D’Arecca was appointed Chief Accounting Officer — Global, on August 7, 2013. Prior to joining Actavis, Mr. D’Arecca held a similar position at Bausch & Lomb. Prior to joining Bausch & Lomb, Mr. D’Arecca worked for Merck & Co., Inc. where he was Executive Director and Business Development Controller responsible for being the primary liaison between the Controller’s organization and the business development and corporate licensing functions. Prior to joining Merck, Mr. D’Arecca was Executive Director and Assistant Controller at Schering-Plough. Mr. D’Arecca also spent 13 years with PricewaterhouseCoopers as a Certified Public Accountant. Mr. D’Arecca received his MBA from Columbia University and his BS in Accounting from Rutgers University.

Dr. Basgoz is the Associate Chief for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital (MGH) and serves on the hospital’s Board of Trustees. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Previously, she served as Clinical Director in the Infectious Diseases Division of MGH for six years. Dr. Basgoz earned her M.D. Degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. She is board certified in both infectious diseases and internal medicine. Dr. Basgoz’s broad medical expertise and nationally recognized leadership in the medical field, as well as her extensive clinical trial experience has equipped her to effectively advise the Board and management with respect to many strategic matters, including navigating regulatory approvals and the clinical trial process. Moreover, her particular expertise in infectious diseases has enabled Dr. Basgoz to advise the Board and management with respect to the Company’s current and potential portfolio of drugs within the relevant indications, including Forest’s recently launched Teflaro® product and other antibiotics under development at the Company.

Mr. Bloem joined the Board of Directors of Actavis in October 2013. He previously served as a member of the Warner Chilcott plc (“Warner Chilcott”) Board of Directors since 2006 and was a member of the board of one of Warner Chilcott’s predecessor companies from 1996 to 2000. Mr. Bloem retired on December 31, 2013, after 13 years as Senior Vice President, Chief Financial Officer and Treasurer of Humana Inc. (“Humana”), one of the nation’s largest health benefit companies. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities. Mr. Bloem also serves as Chairman of the Board of Directors of ResCare, Inc., as well as a director of Rotech Healthcare, Inc.

Mr. Bodine served as a member of Actavis’ Board of Directors since 2009 and joined Actavis’ Board of Directors in October 2013. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President — Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (NACDS), and the NACDS Pharmacy Affairs and Leadership Committees. Mr. Bodine also currently serves as a director with Nash Finch. The Board concluded that Mr. Bodine should serve on the Board because of his extensive industry experience and knowledge of the needs and operations of our major customers.

Mr. Coughlin most recently served as Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010 and remains an advisor to Tyco. During his tenure, he played a central role in the separation of Tyco into three independent, public companies and provided financial leadership surrounding major transactions, including the $2 billion acquisition of Broadview Security, among many other responsibilities and accomplishments. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Drug. Mr. Coughlin is currently serving as the lead independent director on the board of Dun & Bradstreet, where he is a member of the Audit Committee and the Compensation and Benefits Committee. He also serves on the board of Covidien plc, where he is Chair of the Compliance Committee and a member of its Transaction Committee. In addition, Mr. Coughlin previously served on the boards of the Interpublic Group of Companies, Monsanto Company and Perrigo Company. Mr. Coughlin has a B.S. in accounting from Boston College. A veteran of service and leadership on public company boards, Mr. Coughlin’s wide array of senior management positions in global companies, pharmaceutical background, finance experience and compliance and governance expertise enhances the Board’s ability to make strategic decisions for the long-term growth of Actavis.

Ms. Howson previously served as a member of the Warner Chilcott Board of Directors since May 2013 and joined Actavis’ Board of Directors in October 2013. Ms. Howson has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she served as a member of the transaction advisory firm JSB-Partners, providing business development support to life sciences companies, and from 2007 to 2008 she served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. Prior to joining Lexicon, Ms. Howson served as Senior Vice

President, Corporate and Business Development at Bristol-Myers Squibb from November 2001 until February 2007. Ms. Howson also serves on the boards of directors of Organovo Holdings Inc., Idenix Pharmaceuticals Inc. and OXiGENE, Inc., and is a director of the International Partnership for Microbicides, a non-profit product development partnership. Actavis’ Board concluded that Ms. Howson should serve on its Board because of her extensive experience in the pharmaceutical industry, including as a consultant to a number of biopharmaceutical companies and a senior professional at leading pharmaceutical companies, including Bristol-Myers Squibb and SmithKline Beecham, as well as her service on the boards of directors of other public companies and her significant business development expertise.

Dr. King joined Actavis’ Board in October 2013 and previously served as the former Non-Executive Chairman of the Warner Chilcott Board of Directors, having joined the Warner Chilcott board in June 2005. Dr. King served in positions of increasing responsibility with Warner Chilcott’s predecessors for 26 years, most recently as Executive Chairman of Galen Holdings Ltd., a position he held from 2000 until January 2005. Actavis’ Board concluded that Dr. King should serve on its Board because of his extensive knowledge of the pharmaceutical industry, including a thorough understanding of pharmaceutical research and development practices which dates back to his early experience as a university lecturer, as well as his over thirty years of experience in various roles with Warner Chilcott and its predecessors.

Ms. Klema served as a member of Actavis’ Board of Directors since 2004 and joined our Board of Directors in October 2013. She is currently President of Nettleton Advisors LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema served as a director of Pharmaceutical Product Development, Inc., a global contract research organization, from 2000 to 2011. In March 2012, Ms. Klema was appointed to the Montefiore Medical Center Board of Trustees. Actavis’ Board concluded that Ms. Klema’s qualifications for service on our Board include her background in healthcare investment banking and her knowledge of the business of pharmaceutical research and development.

Mr. Michal has served as a member of Actavis’ Board of Directors since 2013. He most recently served as Chairman of the Board and Chief Executive Officer of Zentiva until 2010. During his 36-year involvement with the company, which included 20 years as CEO, Mr. Michal held numerous positions and directed the growth of the company through several acquisitions, initiated modernization and privatization and lead a successful management buy-out, culminating in a successful initial public offering in 2004. In 2009, Zentiva became part of Sanofi Group. Mr. Michal was appointed Chairman of the Board of Prague Chemical University in 2011, and is an acting member of the Board of Directors of Moser in the Czech Republic. Actavis’ Board concluded that Mr. Michal should serve on its Board because of his extensive industry experience and knowledge of the needs of our supply chain and operations, particularly outside of the U.S.

Mr. O’Sullivan previously served as a member of Warner Chilcott’s Board of Directors since 2009 and joined Actavis’ Board of Directors in October 2013. Prior to his retirement in 2006, Mr. O’Sullivan served in positions of increasing responsibility with LEO Pharma A/S (“LEO”) for more than 30 years, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog. Currently, Mr. O’Sullivan is a pharmaceutical business consultant and serves on the Board of Directors of Amarin Corporation plc, where he is a member of the audit committee, nominating committee and corporate governance committee. Actavis’ Board concluded that Mr. O’Sullivan should serve on the Board because of his demonstrated management ability at senior levels within the pharmaceutical industry, his knowledge of the financial, operational and strategic requirements of a successful international business, which he developed as Chief Executive Officer of LEO Pharma Ireland, and his understanding of the fundamentals of the healthcare industry.

Mr. Taylor served as a member of the Actavis’ Board of Directors since 1994 and joined our Board of Directors in October 2013. Mr. Taylor is the President of Tamarack Bay, LLC, a private consulting firm. He has been a director of Red Lion Hotels Corporation, a hotel operating company, since 1998 and a director of ResMed Inc., a medical device manufacturer, since 2005. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001. Actavis’ Board concluded that Mr. Taylor should serve on its Board because of his experience as a founder of a successful business and his expertise in evaluating and investing in healthcare companies.

Mr. Turner served as a member of Actavis’ Board of Directors since 1997 and joined its Board of Directors in October 2013. He was appointed as the Chairman of Actavis’ Board of Directors in May 2008 and served in this capacity until October 2013, at which time he became our lead independent director. He is the founder and currently serves as Manager of Trinity Health Systems, an owner of senior housing properties. Mr. Turner currently serves as the Chairman of the Compensation Committee of Streamline Health Solutions (NASDAQ), a provider of software for document solutions in hospitals, where he has been a director since 2007, and also serves as a director of Aston Healthcare Ltd., an operator of senior housing properties in the United Kingdom. Actavis’ Board concluded that Mr. Turner’s qualifications for service on our Board include his extensive experience as a healthcare entrepreneur and his deep knowledge of our Company and business.

Mr. Weiss served as a member of Actavis’ Board of Directors since 2000 and joined its Board of Directors in October 2013. Mr. Weiss is the managing director of the consulting firm FGW Associates, Inc., a position he has held since 1997, and prior to that served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss is also an Independent Vice-Chairman of the Board and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s equity investment decisions. Additionally, Mr. Weiss has been a Director of the Michael J. Fox Foundation for Parkinson’s Research since 2000. Actavis’ Board concluded that Mr. Weiss is qualified to serve as a member of our Board of Directors because of, among other factors, his financial expertise and experience in strategic planning and corporate development.

Parent

The following table sets forth information about Parent’s directors and executive officers as of October 17, 2014. The current business address of each person is c/o Actavis W.C. Holding Inc., Morris Corporate Center III 400 Interpace Parkway, Parsippany, NJ 07054, and the business telephone number is (862) 261-7000.

Name	Age	Citizenship	Position
Paul M. Bisaro	54	US	Director, President and Chief Executive Officer
Robert A. Stewart	47	US	President, Global Operations
R. Todd Joyce	56	US	Chief Financial Officer — Global and Principal Accounting Officer
David A. Buchen	50	US	Chief Legal Officer — Global and Secretary
Charles M. Mayr	57	US	Chief Communications Officer — Global
Deborah Penza	45	US	Chief Compliance Officer
James C. D’Arecca	43	US	Chief Accounting Officer — Global

Executive Officers and Directors of Parent

Mr. Bisaro. See information provided for Actavis above.

Mr. Stewart. See information provided for Actavis above.

Mr. Joyce. See information provided for Actavis above.

Mr. Buchen. See information provided for Actavis above.

Mr. Mayr. See information provided for Actavis above.

Ms. Penza has served as Parent’s Chief Compliance Officer since 2013 and has been an Actavis employee since 2010.

Mr. D’Arecca. See information provided for Actavis above.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of October 17, 2014. The current business address of each person is c/o Actavis W.C. Holding Inc., Morris Corporate Center III 400 Interpace Parkway, Parsippany, NJ 07054, and the business telephone number is (862) 261-7000.

Name	Age	Citizenship	Position
A. Robert D. Bailey	51	US	Director and Vice President
Sigurd C. Kirk	48	US	President
Sheldon Hirt	51	US	Vice President
Rita Weinberger	52	US	Treasurer
Kira M. Schwartz	41	US	Director and Secretary

Executive Officers and Directors of Purchaser

Mr. Bailey. See information provided for Actavis above.

Mr. Kirk has served as President since Purchaser’s formation on October 2, 2014. Mr. Kirk has been an Actavis employee since 2009.

Mr. Hirt has served as Vice President since Purchaser’s formation on October 2, 2014. Mr. Hirt has been an Actavis employee since 2009.

Ms. Weinberger has served as Treasurer since Purchaser’s formation on October 2, 2014. Ms. Weinberger has been an Actavis employee since 1983.

Ms. Schwartz has served as Director and Secretary since Purchaser’s formation on October 2, 2014. Ms. Schwartz has been an Actavis employee since 2008.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com